UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 12, 2021

CERBERUS TELECOM ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39647	98-1556740
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

875 Third Avenue New York, NY		10022
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (212) 891-2100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	CTAC.U	The New York Stock Exchange
Class A Ordinary Shares included as part of the units	CTAC	The New York Stock Exchange
Warrants, included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	CTAC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

On March 12, 2021, Cerberus Telecom Acquisition Corp. (“CTAC”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among CTAC, King Pubco, Inc. (“Pubco”), a Delaware corporation and wholly owned subsidiary of Cerberus Telecom Acquisition Holdings, LLC (the “Sponsor”), an affiliate of CTAC, King Corp Merger Sub, Inc. (“Corp Merger Sub”), a Delaware corporation and direct, wholly owned subsidiary of the Sponsor, King LLC Merger Sub, LLC (“LLC Merger Sub”), a Delaware limited liability company and direct, wholly owned subsidiary of Pubco, and Maple Holdings Inc. (“KORE”), a Delaware corporation.

Pursuant to the Merger Agreement, the parties thereto will enter into a business combination transaction (the “Business Combination”) pursuant to which, among other things, (i) on the day immediately prior to the Closing Date (as defined in the Merger Agreement), CTAC will merge with and into LLC Merger Sub, a subsidiary of Pubco (the “Pubco Merger”), with LLC Merger Sub being the surviving entity of the Pubco Merger and Pubco as parent of the surviving entity, (ii) on the Closing Date and immediately prior to the First Merger (as defined below), Sponsor will contribute 100% of its equity interests in Corp Merger Sub to Pubco (the “Corp Merger Sub Contribution”), as a result of which Corp Merger Sub will become a wholly owned subsidiary of Pubco, (iii) following the Corp Merger Sub Contribution, Corp Merger Sub will merge with and into KORE (the “First Merger”), with KORE being the surviving corporation of the First Merger; and (iv) immediately following the First Merger and as part of the same overall transaction as the First Merger, KORE will merge with and into LLC Merger Sub (the “Second Merger” and, together with the First Merger, being collectively referred to as the “Mergers” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions” and the closing of the Transactions, the “Closing”), with LLC Merger Sub being the surviving entity of the Second Merger and Pubco being the sole member of LLC Merger Sub.

The Business Combination is expected to be consummated after receipt of the required approval by the stockholders of CTAC and the satisfaction or waiver of certain other conditions, as summarized below.

Merger Agreement

Closing Merger Consideration

As a result of the First Merger, among other things, all shares of common stock, preferred stock, warrants and options of KORE, in each case, outstanding immediately prior to the effective time of the First Merger, will be cancelled in exchange, except in the case of certain options, for the right to receive a portion of the “Closing Cash Consideration” and/or the “Closing Share Consideration”. The “Closing Cash Consideration” shall be comprised of (i) the aggregate amount of cash payable in respect of KORE’s Series A, A-1 and Series B preferred stock pursuant to the governing documents of KORE (which amount shall be determined as of the Closing Date and shall not exceed $268,345,812, assuming the Closing occurs prior to the termination date of the Merger Agreement), (ii) $4,075,000 payable to certain holders of KORE’s stock options and (iii) $1,050,000 payable to certain employees of KORE pursuant to the KORE Wireless Long-Term Cash Incentive Plan. The “Closing Share Consideration” shall be comprised of $346,000,000 in shares of common stock of Pubco, at $10.00 per share, par value $0.0001 per share (“Pubco Common Stock”), with 432,500 of such shares of common stock being payable to certain holders of KORE’s stock options, and the balance being payable to holders of KORE’s common stock, Series C preferred stock and warrants.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto, which will terminate and be of no further force and effect as of the consummation of the Second Merger.

Covenants

The Merger Agreement contains customary covenants of the parties, including, among others, covenants with respect to (i) the operation of the parties’ respective businesses prior to consummation of the Transactions, (ii) CTAC and KORE’s efforts to satisfy conditions to consummate the Transactions, (iii) CTAC and KORE ceasing discussions regarding any alternative transactions, (iv) CTAC preparing and filing a registration statement on Form S-4 with the SEC and taking certain other actions to obtain the requisite approval of CTAC’s stockholders to vote in favor of certain matters (the “CTAC Stockholder Matters”), including the adoption of the Merger Agreement, approval of the Transactions, the amendment and restatement of Pubco’s certificate of incorporation and certain other matters at a special meeting called therefor (the “Special Meeting”), (v) the protection of, and access to, confidential information of the parties, (vi) the parties’ efforts to obtain necessary approvals from governmental agencies and (vii) delivery by KORE of its 2019 and 2020 PCAOB-compliant audited financial statements within 15 business days following the date of the Merger Agreement (the “Audited Financial Statements”).

Conditions to Closing

The consummation of the Transactions is subject to customary closing conditions for special purpose acquisition companies such as CTAC, including, among others, (i) the following conditions in favor of KORE and CTAC: (a) approval of the Transactions by CTAC’s shareholders, (b) approval of the Transactions by KORE’s stockholders, (c) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval of the Transactions from The New Zealand Overseas Investment Office and The Treasurer of the Commonwealth of Australia, (d) no order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions being in force, (e) CTAC having at least $5,000,001 of net tangible assets as of the Closing, (f) the aggregate amount of (x) (A) cash held by CTAC in its trust account (after reduction for the aggregate amount of cash payable in respect of CTAC stockholder redemptions), plus (B) the amounts received by CTAC upon consummation of the PIPE Investment, plus (y) freely available cash of KORE, being an aggregate amount of no less than $345,000,000 and (g) the registration statement filed in respect of the Transactions shall have become effective; (ii) the following conditions in favor of CTAC: (a) no default or event of default under KORE’s existing credit facility and (b) customary bringdown conditions; and (iii) customary bringdown conditions in favor of KORE.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of CTAC and KORE, (ii) by either CTAC or KORE (a) if the Transactions are not consummated on or before September 12, 2021, (b) if a governmental entity shall have issued an order or taken any other action that is final and nonappealable and permanently enjoins or prohibits the Pubco Merger or the Mergers, (c) in the event of certain uncured breaches by the other party, (iii) by CTAC or KORE if, at the Special Meeting, the Transactions and the other CTAC Stockholder Matters shall fail to be approved by requisite holders of CTAC’s outstanding shares, (iv) by CTAC, if KORE does not deliver the Company Stockholder Approval (as defined in the Merger Agreement) within 48 hours after the CTAC registration statement on Form S-4 is declared effective by the U.S. Securities and Exchange Commission (the “SEC”), or (v) by CTAC, if the Audited Financial Statements (x) have not been delivered to CTAC within 15 business days following the date of the Merger Agreement, (y) are not accompanied by an unqualified opinion from KORE’s auditor and/or (z) with respect to KORE and its subsidiaries taken as a whole, differ in any material and adverse respect from the unaudited 2019 and 2020 financial statements previously delivered to CTAC.

Related Agreements

Investor Rights Agreement

The Merger Agreement contemplates that, at the Closing, Pubco, the Sponsor, certain stockholders of KORE and the other parties thereto will enter into an Investor Rights Agreement, (the “Investor Rights Agreement”) setting forth the parties’ rights and obligations with respect to the designation, removal and replacement of directors of Pubco and the registration for resale of certain shares of Pubco Common Stock and other equity securities of Pubco that are held by the parties thereto from time to time.

Subscription Agreements

On March 12, 2021, concurrently with the execution of the Merger Agreement, CTAC entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 22,500,000 shares of Pubco Common Stock for an aggregate purchase price equal to $225,000,000 (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the Closing.

The Subscription Agreements for the PIPE Investors provide for certain registration rights. In particular, CTAC is required to, as soon as practicable but no later than 15 calendar days following the Closing, submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, CTAC is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof. Upon the reasonable request of a PIPE Investor, CTAC must use commercially reasonable efforts to keep the registration statement continuously effective with respect to such PIPE Investor until the earliest of: (a) the date such PIPE Investor no longer holds any registrable shares, (b) the date all registrable shares held by such PIPE Investor may be sold without restriction under Rule 144 and (c) two years from the date of effectiveness of the registration statement.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (i) three business days after the termination of the Merger Agreement in accordance with its terms, (ii) the mutual written agreement of the parties to such Subscription Agreement, or (iii) the failure to close by December 12, 2021.

Transaction Support Agreement

In connection with the execution of the Merger Agreement, CTAC entered into a transaction support agreement (the “Transaction Support Agreement”) with the Sponsor and KORE. Pursuant to the Transaction Support Agreement, the Sponsor agreed, among other things, (i) to vote all equity securities of CTAC in favor of the Transactions, (ii) not to transfer or sell any of such equity securities, (iii) not to solicit or engage in discussions with respect to an alternative business combination transaction, and (iv) to waive anti-dilution protections with respect to its Class B Ordinary Shares of CTAC. The Transaction Support Agreement will terminate in its entirety, and be of no further force or effect, upon a valid termination of the Merger Agreement.

KORE Holders Support Agreement

In connection with the execution of the Merger Agreement, CTAC entered into a support agreement (the “KORE Holders Support Agreement”) with KORE and certain stockholders of KORE (the “Requisite KORE Stockholders”). Pursuant to KORE Holders Support Agreement, the Requisite KORE Stockholders agreed to, among other things, vote to adopt and approve, as soon as reasonably practicable (and in any event within forty-eight (48) hours) after the registration statement is declared effective and delivered or otherwise made available to stockholders, the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of KORE Holders Support Agreement. KORE Stockholders also agreed, among other things, to refrain from (i) transferring their covered shares prior to the termination of the KORE Holders Support Agreement and (ii) joining any class actions with respect to any claim against CTAC. In addition, certain stockholders agreed to exercise their drag-along rights in connection with the Transactions, subject to the terms and conditions of KORE Holders Support Agreement. The KORE Holders Support Agreement will terminate in its entirety, and be of no further force or effect, upon the valid termination of the Merger Agreement.

The foregoing descriptions of the Merger Agreement, Investor Rights Agreement, Subscription Agreements, Transaction Support Agreement and KORE Holders Support Agreement and the transactions contemplated thereunder are not complete and are qualified in their entirety by reference to the respective agreements (as may, from time-to-time, be amended or supplemented in accordance with their terms), copies of which are hereby filed as Exhibits 2.1, 10.1, 10.2, 10.3, and 10.4 to this Current Report on Form 8-K and incorporated herein by reference. The aforementioned agreements and the foregoing descriptions thereof have been included to provide investors and stockholders with information regarding the terms of such agreements, do not purport to be complete, and are qualified in their entirety by the full text of the respective agreements (either in final (for documents executed as of the date hereof) or substantially final (for documents which are unexecuted as of the date hereof) form. They are not intended to provide any other factual information about the parties to the respective agreements. The respective representations, warranties and covenants contained in such agreements were made only as of specified dates for the purposes of each such agreement, were solely for the benefit of the parties to each such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the respective representations, warranties and covenants contained in each such agreement and discussed in the respective foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and, with respect to the Merger Agreement, are also qualified in important part by a confidential disclosure schedule delivered by KORE to CTAC in connection with the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement or other foregoing agreements except as expressly contemplated therein. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement and each such other agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report is incorporated by reference herein. The shares of Pubco common stock to be issued in connection with the Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

On March 12, 2021, CTAC and KORE, issued a press release (the “Press Release”) announcing the Transactions. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation dated March 12, 2021, that will be used by CTAC in meetings with certain of its shareholders as well as other persons with respect to the proposed Transactions, as described in this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of CTAC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between CTAC and KORE. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. CTAC intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of CTAC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all CTAC shareholders. CTAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CTAC are urged to read the registration statement and the related proxy statement/prospectus (including all amendments and supplements thereto) and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CTAC through the website maintained by the SEC at www.sec.gov.

The documents filed by CTAC with the SEC also may be obtained free of charge at CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

Participants in Solicitation

CTAC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from CTAC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between CTAC and KORE, including statements regarding the anticipated benefits of the transaction, the anticipated terms and timing of the transaction, the services offered by KORE and the markets in which it operates, and future financial condition, operational metrics, market opportunity, market share and performance of KORE and expected financial impacts of the transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the transaction, the PIPE transaction, and the level of redemptions of CTAC’s public shareholders. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are projections and other statements about future events that are based on current expectations and assumptions and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of factor probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and KORE. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CTAC’s securities, (ii) the risk that the transaction may not be completed by CTAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CTAC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the shareholders of CTAC, the satisfaction of the minimum trust account amount following redemptions by CTAC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on KORE business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of KORE, (viii) the outcome of any legal proceedings that may be instituted against KORE or against CTAC related to the merger agreement or the proposed transaction, (ix) the ability to maintain the listing of CTAC’s securities on The New York Stock Exchange, (x) the price of CTAC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which CTAC plans to operate, variations in performance across competitors, changes in laws and regulations affecting KORE’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, and (xii) risks relating to the uncertainty of the projected financial and operational information with respect to KORE. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CTAC’s registration statement on Form S-4 discussed above when available and other documents filed by CTAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CTAC nor KORE presently know or that CTAC and KORE currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. CTAC and KORE anticipate that subsequent events and developments will cause CTAC’s and KORE’s assessments to change. Readers are cautioned not to put undue reliance on forward-looking statements, and CTAC and KORE assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CTAC nor KORE gives any assurance that either CTAC or KORE will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of March 12, 2021, by and among Cerberus Telecom Acquisition Corp., King Pubco, Inc., King Corp Merger Sub, Inc., King LLC Merger Sub, LLC and Maple Holdings Inc.

10.1	Form of Investor Rights Agreement.

10.2	Form of Subscription Agreement.

10.3	Transaction Support Agreement, dated as of March 12, 2021, by and among Cerberus Telecom Acquisition Corp., Maple Holdings Inc., King Pubco, Inc. and Cerberus Telecom Acquisition Holdings, LLC.

10.4	KORE Holders Support Agreement, dated as of March 12, 2021, by and among Cerberus Telecom Acquisition Corp., Maple Holdings Inc. and certain stockholders of Maple Holdings Inc.

99.1	Joint Press Release of Cerberus Telecom Acquisition Corp. and KORE Wireless Group, Inc., dated March 12, 2021.

99.2	Investor Presentation of Cerberus Telecom Acquisition Corp. dated March 12, 2021.

* Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. CTAC agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CERBERUS TELECOM ACQUISITION CORP.
Dated: March 12, 2021
	By:	/s/ Michael Palmer
Name: Michael Palmer
Title: Authorized Signatory